Exhibit 23.2

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 29, 2020, except for the third paragraph in Note 1, the Net Loss Per Share Attributable to Common Stockholders disclosure in Note 2, the Leases disclosure in Note 10 and the first, third, fourth, fifth and sixth paragraphs in Note 12, as to which the date is December 22, 2020, with respect to the financial statements of Viracta Therapeutics, Inc. included in the Registration Statement (Form S-4) and related Prospectus of Sunesis Pharmaceuticals, Inc. for the registration its common stock and common stock issuable upon the exercise of warrants.

/s/ Ernst & Young LLP

San Diego, California

December 22, 2020